CITIGROUP DERIVATIVES MARKETS INC.

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SEC FILE NUMBER
8-66679

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/20 AND ENDING 12/31/20
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Derivatives Markets Inc. (Filed as Public Information)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

130 Cheshire Lane, Suite 102
(NO. AND STREET)

Minnetonka	MN	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-816-4460
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *If individual, state last, first. middle name)*

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
Public Accountant
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FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report* be *covered* by *the opinion of an independent public accountant must* be *supported* by *a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

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CITIGROUP DERIVATIVES MARKETS INC.

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Citigroup Derivatives Markets Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citigroup Derivatives Markets Inc. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2005.

New York, New York
March 1, 2021

CITIGROUP DERIVATIVES MARKETS INC.

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

Year ended December 31, 2020

(Dollars in thousands)

ASSETS

Cash	$	1,369
Financial instruments owned, at fair value:		
Derivative instruments		-
Equity securities		856,333
Deferred Tax Asset		16,460
Other Assets		33,475
Total assets	$	907,637

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Financial instruments sold, not yet purchased, at fair value:		
Derivative instruments	$	42,232
Equity securities		377,105
Trading Liabilities		419,337
Payables to Brokers and Dealers		364,846
Long-Term Debt Payable to affiliates		5,000
Payables to Affiliates		3,513
Payables and Accrued Liabilities		12,927
Total liabilities		805,623
Stockholder's equity:		
Common Stock (par value $.001 per share; 1000 shares authorized, 100 shares issued and outstanding)		-
Additional paid-in capital		208,873
Retained earnings		(106,859)
Total stockholder's equity		102,014
Total liabilities and stockholder's equity	$	907,637

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citigroup Derivatives Markets Inc. (the Company), a broker-dealer registered with the Securities and Exchange Commission (SEC), is a direct wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI) and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup).

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management's best judgment and estimates. Estimates, including the fair value of financial instruments, realizability of deferred tax assets and related valuation allowance, accrual for income taxes, and matters that affect the reported amounts and disclosures of contingencies in the financial statements, may vary from actual results. Current market conditions increase the risk and complexity of judgment in these estimates. The Company believes that the estimates utilized in the preparation of the financials are prudent and reasonable.

The Company is a member firm of the Chicago Board Options Exchange, C2, Chicago Mercantile Exchange (CME), Gemini, International Securities Exchange, NYSE Arca, Philadelphia Stock Exchange, the Boston Options Exchange, ICE Futures Europe, ICE Futures US, ISE Mercury and the New York Stock Exchange AMEX options. The Company also functions as a specialist and /or market maker on some of the exchanges listed above.

(b) Financial Instruments owned, Financial Instruments sold, not yet purchased

Financial instruments, which primarily consist of listed options contracts, equities and futures contracts, are carried at fair value and are recorded on a trade date basis. Fair value is measured using market quotations available from major securities exchanges and dealers. Changes in the fair value of financial instruments are recognized in earnings in principal transactions. Principal transaction revenues and related expenses are recognized in the statement of operations on a trade-date basis. Interest and dividends on securities are recognized when earned and included as income or expense.

(c) Receivables/Payables from/to Brokers and Dealers

The Company conducts business with one clearing broker, Goldman Sachs Execution and Clearing, L.P. for its trading activities on a fully disclosed basis. The broker performs the clearing and depository operations of the Company's trading activities. Receivables and payables from and to broker and dealer primarily reflect amounts due from and payable to the broker, if any.

(d) Offsetting of Amounts Related to Certain Contracts

When the requirements of FASB ASC Topic 815-10-45-5, *Derivatives and Hedging, Balance Sheet – Netting*, are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

(e) Exchange Memberships and Other Exchange Interests

The Company holds ownership interests in various domestic exchanges, which include membership seats, trading rights and shares held to meet certain minimum exchange requirements. These interests owned by the Company are carried at cost or, if an impairment has occurred, at a value that reflects

management's estimate of the impairment, and are included in "Other assets" in the statement of financial condition. Assessments of the potential impairment of carrying value are made annually. As a result of a change in business strategy that is expected to reduce future cash flows contributed by certain exchange membership seats, management determined that it is more likely than not that these assets are impaired. An impairment charge of $26,745, representing the difference between fair value and carrying value of the impaired exchange membership seats, was recorded in Other Expenses in the Statement of Operations. Management's estimate of fair value was based on indicative market values of the exchange membership seats.

(f) Use of Estimates

Management must make estimates and assumptions that affect the Financial Statements and the related Notes to the Financial Statements. Such estimates are used in connection with certain fair value measurements. See Note 6 to the Financial Statements for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the amounts of impairments of intangible assets and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

(g) Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about these tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit. The Company treats interest and penalties on income taxes as a component of Provision for income taxes.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, Income Taxes, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See Note 3 to the Financial Statements for a further description of the Company's tax provision and related income tax assets and liabilities.

(Dollars in thousands)

(2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items. At December 31, 2020, net capital of $49,865 exceeded the minimum requirement by $49,615. As a listed options specialist and market maker, the Company qualifies for the exemption under SEC Rule 15c3-1(a)(6)(ii) and therefore its clearing brokers assume certain of its net capital requirements.

(3) Income Taxes

The operations of the Company are subject to income tax laws of the U.S. and its state and municipalities in which it operates. The Company's U.S. federal, and state and local income taxes are provided based on an income tax sharing agreement with Citigroup, Inc. State and local unitary deferred taxes are provided for based upon the income tax sharing agreement with Citigroup and its affiliates. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return and unitary and combined state returns of Citigroup and combined subsidiaries.

Deferred income taxes at December 31, 2020 related to the following:

Deferred tax assets:	
Intangibles	$ 5,669
Fixed assets	5,787
Deferred compensation	1,752
Allocated deferred state taxes	2,063
Other deferred tax assets	1,203
Gross deferred tax assets	16,474
Valuation allowance	(14)
Deferred tax assets after valuation allowance	16,460
Deferred tax liabilities:	
Other deferred tax liabilities	-
Total deferred tax liabilities	-
Net deferred tax asset	$ 16,460

The Company has an immaterial valuation allowance on deferred tax assets applicable to state capital loss at December 31, 2020. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carryforward from expiring.

The Company maintains no tax reserves for uncertain tax positions.

The Company has a current tax receivable of $29,991 as of December 31, 2020.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2016
New York State	2012
New York City	2012

(4) Derivatives Activities

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures contracts* which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.
- *Option contracts* which give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity, and other market risks for the following reason:

- *Trading Purposes – Own Account* – The Company trades derivatives for its own account, and as an active market maker. Trading limits and price verification controls are key aspects of this activity.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the statement of financial condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

Information pertaining to the volume of derivative activity is provided in the tables below. The notional amounts, for both long and short derivative positions, of the Company's derivative instruments during the year ended December 31, 2020 are presented in the table below:

(Dollars in thousands)

		Trading Derivatives
Interest rate contracts:		
Futures	$	2,183,000
Total interest rate contract notionals		2,183,000
Equity contracts:		
Futures		317,756
Written options		28,675,187
Purchased options		28,115,250
Total equity rate contracts		57,108,193
Total derivative notionals	$	59,291,193

Derivatives Outstanding at December 31, 2019

	Derivatives classified in financial instruments owned/sold	
	Assets	**Liabilities**
Derivative instruments:		
Futures options	38,799	(40,888)
Equity options	4,328,437	(4,368,580)
Total derivatives	4,367,236	(4,409,468)
Less netting agreements	(4,367,236)	4,367,236
Net asset/liability	-	(42,232)

All derivatives are reported on the statement of financial condition at fair value. In addition, where applicable, all such contracts covered by master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to a valid master netting agreement.

The tables below present the fair value of derivatives on a gross basis. The tables also present the amounts of counterparty netting that have been offset in the statement of financial condition. The Company performs netting by counterparty across asset classes. As a result, some asset classes are driven by product netting.

(Dollars in thousands)

	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Balance Sheet	Net Amount of Assets Included on the Balance Sheet
Amounts that have been offset in the statement of financial condition			
Futures options	38,799	(38,799)	-
Equity options	4,328,437	(4,328,437)	-
Exhange traded derivatives	4,367,236	(4,367,236)	-

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Balance Sheet	Net Amount of Liabilities Included on the Balance Sheet
Amounts that have been offset in the statement of financial condition			
Futures options	(40,888)	38,799	(2,089)
Equity options	(4,368,580)	4,328,437	(40,143)
Exhange traded derivatives	(4,409,468)	4,367,236	(42,232)

(5) Financial Instruments and Related Risks

The Company enters into financial instruments, which primarily consist of listed options contracts, equities and futures contracts as part of its options market-making and trading business and its overall risk management process. Option contracts give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. The Company is obligated to post margin for options on futures. The seller (or writer) of the option is subject to the risk of an unfavorable change in the underlying financial instrument. The purchaser is subject to market risk to the extent of the premium paid and credit risk. Options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date (short sales). Options and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the statement of financial condition. If the market value of an

instrument sold short increases, the Company's obligation, reflected as a liability, would increase and revenues from principal transactions would be reduced.

As discussed in note 1(b) to the financial statements, the Company records all financial instruments at fair value. Consequently, changes in the amounts recorded in the Company's statement of financial condition resulting from movements in fair value are included in "Principal transactions" in the period in which they occur.

(6) Fair Value Information

FASB ASC 820, *Fair Value Measurement,* defines fair value, establishes a consistent framework for measuring fair value, requires disclosures about fair value measurements, and specifies a hierarchy of inputs based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.
- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

At December 31, 2020, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabilities recorded at fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased. The Company primarily uses quoted market prices to determine the fair value of all of its financial instruments owned and financial instruments sold, not yet purchased. The instruments consist of both equity securities and exchange traded options. Assets and liabilities recorded at contractual amounts that approximate fair value include deposits received for securities loaned, long-term debt payable with affiliates and subordinated debt. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(Dollars in thousands)

The following tables present for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020:

		Level 1	Level 2	Level 3	Gross inventory	Netting	Net balance
Financial instruments owned, at fair value:							
Exchange traded options							
Equity options		-	4,328,437		4,328,437	(4,328,437)	-
Futures options	$	$ -	38,799	-	38,799	(38,799)	-
Total gross exchange traded options		-	4,367,236	-	4,367,236		4,367,236
Netting agreements		-	-	-	-	(4,367,236)	(4,367,236)
Total exchange traded options		-	4,367,236	-	4,367,236	(4,367,236)	-
Equity securities		856,333	-	-	856,333		856,333
Total	$	856,333	4,367,236	-	5,223,569	(4,367,236)	856,333

		Level 1	Level 2	Level 3	Gross inventory	Netting	Net balance
Financial instruments sold, not yet purchased, at fair value:							
Exchange traded options							
Equity options		-	4,368,580	-	4,368,580	(4,328,437)	40,143
Futures options	$	-	40,888	-	40,888	(38,799)	2,089
Total gross exchange traded options		-	4,409,468	-	4,409,468		4,409,468
Netting agreements		-	-	-	-	(4,367,236)	(4,367,236)
Total exchange traded options		-	4,409,468	-	4,409,468	(4,367,236)	42,232
Equity securities		377,105	-	-	377,105		377,105
Total	$	377,105	4,409,468	-	4,786,573	(4,367,236)	419,337

(7) Related-Party Transactions

The Company has entered into various related party transactions with certain affiliates. Amounts charged for operational support represent an allocation of costs. Below is a summary of the Company's transactions with affiliates, which are included in the accompanying Statement of Financial Condition as of December 31, 2020.

(Dollars in thousands)

Assets:	
Cash	1,369
Other assets	340
Total assets	1,709
Liabilities:	
Payable to affiliates	3,513
Long-term debt payable to affiliates	5,000
Payables and accrued liabilities	1,627
Total liabilities	10,140

(a) Cash

Cash of $1,369 at December 31, 2020 is held by Citibank, N.A. (CBNA), an affiliated company.

(b) Receivable/Payables from/to Affiliates

The payables to affiliates balance of $3,513, driven by stock awards paid on behalf of CDMI by Citigroup Compensation Services.

(c) Payables and Accrued Liabilities

The payables and accrued liabilities balance of $1,627 related to employee compensation and benefits.

(d) Capital Infusion

During 2020, the Company received a $50,000 capital infusion from its parent, Citigroup Financial Products Inc (CFPI).

(e) Long-Term Debt Payable to Affiliate

At December 31, 2020, there are $5 million in borrowings with Citicorp, LLC. This long-term debt bears interest of 3 month LIBOR plus 364 basis points, and has a maturity date of March 20, 2030.

(8) Commitments and Contingencies

(a) Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. As of December 31, 2020, the Company has no contingency reserves.

(b) Risks and Uncertainties

The Company generates its revenues by trading its proprietary account, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's trading activities, volatility in the securities markets, and technological changes and events and clearing costs.

(9) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2020 that would require recognition or disclosure in these financial statements through March 1, 2021, which is the date these financial statements were issued. While the Company continues to assess its strategy, no such transactions required recognition in the financial statements for the year ended December 31, 2020.